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Registration Statement No. 333-158199-10
Dated March 25, 2009
Securities Act of 1933, Rule 424(b)(2)

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 25, 2009

Credit Suisse AG
Warrants

        We may offer from time to time our warrants (the "warrants"), directly or through any one of our branches.

        The warrants may be either call warrants or put warrants, as specified in the applicable pricing supplement.

        The specific terms of each warrant offered will be described in the applicable pricing supplement, and the terms may differ from those described in this prospectus supplement.

        Investing in the warrants may involve significant risks and risks not associated with an investment in conventional securities. See the risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference herein, and any additional risk factors we describe in future filings we make with the Securities and Exchange Commission, or the SEC, under the Securities Exchange Act of 1934, as amended.

        Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or any accompanying prospectus or pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

        The warrants are not deposit liabilities of Credit Suisse AG ("Credit Suisse") and are not insured or guaranteed by the Federal Deposit Insurance Corporation (the "FDIC") or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

The date of this prospectus supplement is December 14, 2009.

DESCRIPTION OF WARRANTS

General

        The warrants are our unsecured contractual obligations. The warrants will not be secured by any collateral and will rank prior to all of our subordinated indebtedness and will rank equally with all of our other unsecured contractual obligations and with our unsecured and unsubordinated indebtedness. We will issue the warrants under a warrant agreement, dated as of June 18, 2009, between us and The Bank of New York Mellon, as warrant agent (the "warrant agent"). The warrant agreement provides that we may issue warrants thereunder from time to time in one or more series and permits us to establish the terms of each series of warrants at the time of issuance. The warrant agreement may be further amended or supplemented from time to time. The following description of the particular terms of the warrants offered by this prospectus supplement supplements the description of the general terms and provisions of the warrants set forth in the accompanying prospectus, which description you should also read. If this description differs in any way from the description in the accompanying prospectus, you should rely on this description.

        The following summaries of certain provisions of the warrant agreement do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all the provisions of the applicable warrant agreement, including the definitions of certain terms.

        We will use the accompanying prospectus, this prospectus supplement and any pricing supplement in connection with the offer and sale from time to time of the warrants.

        The pricing supplement relating to a warrant will describe the following terms:

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  the branch, if any, through which we are issuing the warrants;

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  the title of the warrants;

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  the aggregate number of the warrants;

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  the minimum purchase of warrants, if applicable;

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  the offering price or prices at which the warrants will be issued;

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  the denominations of the warrants;

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  the currency or currencies (including composite currencies) in which the offering price of such warrants may be payable;

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  whether the warrants are put warrants or call warrants;

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  (a) the specific security, basket of securities, index or indices or any combination of the foregoing and the amount thereof, (b) currencies or composite currencies, (c) commodities or (d) interest rates (and, in each case, the amount thereof or the method for determining the same) to be purchased or sold upon exercise of the warrants;

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  the purchase price at which and the currency or currencies (including composite currencies) with which such underlying(s) may be purchased or sold upon such exercise (or the method of determining the same);

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  whether the exercise price may be paid in cash, by the exchange of any other security offered with such warrants or both and the method of such exercise;

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  whether the exercise of such warrants is to be settled in cash or by the delivery of the underlying or both;

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  the date on which the right to exercise the warrants will commence and when such right will expire or, if you may not continuously exercise the warrants throughout that period, the specific date or dates on which you may exercise the warrants;

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  if applicable, the minimum or maximum number of the warrants that may be exercised at any one time;

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  if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security;

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  if applicable, the date on and after which the warrants and the related securities will be separately transferable;

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  information with respect to book-entry procedures, if any; and

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  any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

        Each warrant will expire on a day specified in the applicable pricing supplement.

Currency indemnity

        If the warrants are denominated in U.S. dollars, the U.S. dollar will be the sole currency of account and payment for all sums payable by Credit Suisse under or in connection with such warrants, including damages. Any amount received or recovered in a currency other than the U.S. dollar by any holder in respect of any sum expressed to be due to it from Credit Suisse shall only constitute a discharge to Credit Suisse to the extent of the U.S. dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that U.S. dollar amount is less than the U.S. dollar amount expressed to be due to the recipient under any such warrant, Credit Suisse shall indemnify it against any resulting loss sustained by the recipient. In any event, Credit Suisse shall indemnify the recipient against the cost of making any such purchase. For the purposes of this condition, it will be sufficient for a holder to demonstrate that it would have suffered a loss had an actual purchase been made. These indemnities constitute a separate and independent obligation from Credit Suisse's other obligations, shall be subordinated to the claims of Credit Suisse's unsubordinated creditors to the same extent as the warrants, shall give rise to a separate and independent cause of action, shall apply irrespective of any waiver granted by any holder of the warrants and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under the warrants or any other judgment or order.

Modification

        The warrant agreement and the terms of the warrants of any series may be amended, including the warrants, by Credit Suisse and the warrant agent without the consent of the holders of any series of warrants:

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  for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision contained in the warrant agreement or the terms of the warrants of any series;

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  to establish the form or terms of warrant certificates or warrants of any series;

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  to evidence and provide for the acceptance of appointment of a successor warrant agent and to add to or change any provisions of the warrant agreement necessary to provide or facilitate the administration of the warrants of any series under the warrant agreement by more than one warrant agent; or

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  in any other manner which Credit Suisse may deem necessary or desirable and which will not materially and adversely affect the interests of the holders of the warrants of such series.

        Credit Suisse and the warrant agent also may modify or amend the warrant agreement with the consent of the holders of not less than a majority of the then outstanding warrants of all series affected by such modification or amendment; provided that no modification or amendment that changes the exercise price of the warrants of any series, shortens the period of time during which the warrants of any series may be exercised, reduces the amount receivable upon exercise, cancellation, expiration or termination of the warrants of any series (other than as set forth in the terms thereof) or otherwise materially and adversely affects the exercise rights of the holders of the affected warrants or reduces the percentage of the number of outstanding warrants of such series, the consent of whose holders is required for modification or amendment of the warrant agreement, may be made without the consent of all the holders of warrants affected thereby.

        Under the terms of the warrant agreement, Credit Suisse may, at any time, transfer its obligations under the warrants from the original branch to another branch of Credit Suisse. However, Credit Suisse will not transfer its obligations under the warrants to another branch unless such other branch is treated for U.S. federal income tax purposes as a branch of the same entity as the original branch.

Merger, consolidation, conveyance or transfer

        Credit Suisse may consolidate or merge with or into any other person and Credit Suisse may convey or transfer all or substantially all of its property and assets to any person, provided that the successor person, if other than Credit Suisse, shall deliver an instrument to the warrant agent assuming all of the obligations and conditions of the warrant agreement and the warrants of all series, to be performed or observed by Credit Suisse.

Purchase and cancellation

        We or any of our affiliates may at any time purchase any warrants, which may, in our sole discretion, be held, sold, or cancelled. Upon the purchase and surrender for cancellation of any warrants by us, such warrants will be cancelled by the warrant agent.

Governing law

        The warrants and the warrant agreement will be governed by and construed in accordance with the laws of the State of New York.

Other provisions; addenda

        Any provisions with respect to warrants may be modified by the terms specified under "Other Provisions" on the face of the warrant in an addendum relating thereto, if so specified on the face thereof and in the applicable pricing supplement.

Listing

        Unless otherwise specified in the applicable pricing supplement, the warrants will not be listed on any securities exchange.

Book-entry, delivery and form

        Upon issuance, the warrants will be represented by one or more fully registered global warrants. Each global warrant will be deposited with, or on behalf of, The Depository Trust Company, otherwise known as DTC, or any successor to it (the "depositary"), as depositary, and registered in the name of Cede & Co., DTC's nominee. Unless and until it is exchanged in whole or in part for warrants in definitive form, no global warrant may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of its successor.

        As long as the warrants are represented by the global warrant certificates, we will pay the applicable cash settlement amounts on the warrants, if any, to or as directed by DTC as the registered holder of the global warrant certificates. Payments to DTC will be in immediately available funds by wire transfer. DTC will credit the relevant accounts of their participants on the applicable payment date. Only persons who hold directly or indirectly through financial institutions that are participants in the depositary can hold beneficial interests in the warrants. Since the laws of some jurisdictions require certain types of purchasers to take physical delivery of such securities in definitive form, you may encounter difficulties in your ability to own, transfer or pledge beneficial interests in the warrants.

        So long as DTC, or its nominee, is a registered owner of a global warrant, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the warrants represented by the global warrant for all purposes under the warrant agreement. Except as provided below, the beneficial owners of the warrants represented by a global warrant will not be entitled to have the warrants represented by the global warrant registered in their names, will not receive or be entitled to receive physical delivery of the warrants in definitive form and will not be considered the owners or holders of the warrants under the warrant agreement, including for purposes of receiving any reports delivered by Credit Suisse or the warrant agent pursuant to the warrant agreement. Accordingly, each person owning a beneficial interest in a global warrant must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the warrant agreement. Credit Suisse understands that under existing industry practices, in the event that Credit Suisse requests any action of holders or in the event that an owner of a beneficial interest in a warrant desires to give or take any action which a holder is entitled to give or take under the warrant Agreement, DTC would authorize the participants holding the relevant beneficial interests to give or take any action, and these participants would authorize beneficial owners owning through these participants to give or take any action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by the depositary to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        We have been advised by DTC as follows:

          DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own

  DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

        Global certificates generally are not transferable. Physical certificates will be issued to beneficial owners of the warrants if:

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  the depositary notifies Credit Suisse that it is unwilling or unable to continue as depositary and Credit Suisse does not appoint a successor within 90 days;

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  the depositary ceases to be a clearing agency registered under the Exchange Act and Credit Suisse does not appoint a successor within 90 days; or

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  Credit Suisse and the depositary agree that they do not want to have the warrants or a portion thereof represented by global certificates.

        If any of the events described in the preceding paragraph occurs, Credit Suisse will issue definitive warrants in certificated form in an amount equal to a holder's beneficial interest in the warrants.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

        Under the terms of a distribution agreement for warrants dated May 26, 2009 (the "distribution agreement"), we are offering the warrants on a continuing basis through Credit Suisse Securities (USA) LLC ("CSSU"), which we refer to as the agent. The agent has agreed to use its reasonable efforts to solicit purchases of the warrants. We will have the sole right to accept offers to purchase warrants and may reject any offer in whole or in part. The agent shall have the right, in its sole discretion, to reject any offer to purchase warrants received by it, in whole or in part, that it reasonably considers to be unacceptable.

        We also may sell warrants to the agent, acting as principal, at a discount or concession to be agreed upon at the time of sale, for resale to one or more investors or other purchasers at a fixed offering price or at varying prices related to prevailing market prices at the time of such resale or otherwise, as determined by the agent and specified in the applicable pricing supplement. The agent may offer the warrants it has purchased as principal to other dealers. The agent may sell warrants to any dealer at a discount and, unless otherwise specified in the applicable pricing supplement, the discount allowed to any dealer will not be in excess of the discount to be received by the agent from us. Unless otherwise indicated in the applicable pricing supplement, any warrant sold to the agent as principal will be purchased by the agent at a price equal to 100% of the public offering price less a percentage equal to the commission applicable to any agency sale of a warrant of identical expiration, and may be resold by the agent to investors and other purchasers from time to time in one or more transactions, including negotiated transactions as described above. After the initial public offering of warrants to be resold to investors and other purchasers, the public offering price, concession and discount may be changed.

        We may also sell warrants directly to investors (other than broker-dealers) in those jurisdictions in which we are permitted to do so. We will not pay any commission on any warrants we sell directly. We may also sell warrants to one or more banks, acting as agents for their customers, in jurisdictions where we are permitted to do so. Unless otherwise indicated in the applicable pricing supplement, any warrant sold to a bank as agent for its customer will be sold at a price equal to 100% of the public offering price and we, or one of our affiliates, will pay such bank a commission equal to the commission applicable to a sale of a warrant of identical expiration through the agent.

        We may appoint, from time to time, one or more additional agents with respect to particular warrants or with respect to the warrants in general, acting either as agent or principal, on substantially the same terms as those applicable to sales of warrants to or through CSSU pursuant to the distribution agreement.

        We reserve the right to withdraw, cancel or modify the offer made hereby without notice.

        Each purchaser of a warrant will arrange for payment as instructed by the agent. The agent is required to deliver the proceeds of the warrants to us in immediately available funds, to a bank designated by us in accordance with the terms of the distribution agreement, on the date of settlement.

        The agent, whether acting as agent or principal, may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended, or the Securities Act. We have agreed to indemnify the agent against liabilities under the Securities Act, or contribute to payments which the agent may be required to make in that respect. We have also agreed to reimburse the agent for certain expenses.

        No warrant will have an established trading market when issued. Unless otherwise specified in the applicable pricing supplement, the warrants will not be listed on a national securities exchange in the United States. We have been advised that CSSU intends to make a market in the warrants, as permitted by applicable laws and regulations. CSSU is not obligated to do so, however, and may discontinue making a market at any time without notice. No assurance can be given as to how liquid the trading market for the warrants will be.

        Any of our broker-dealer subsidiaries or affiliates, including CSSU, may use this prospectus supplement, together with the accompanying prospectus and applicable pricing supplement, in connection with offers and sales of warrants related to market-making transactions by and through our broker-dealer subsidiaries or affiliates, including CSSU, at negotiated prices related to prevailing market prices at the time of sale or otherwise. Any of our broker-dealer subsidiaries and affiliates, including CSSU, may act as principal or agent in such transactions. None of our broker-dealer subsidiaries and affiliates has any obligation to make a market in the warrants and may discontinue any market-making activities at any time without notice, at its sole discretion.

        CSSU is one of our wholly-owned subsidiaries. The net proceeds received from the sale of the warrants may be used, in part, by CSSU or one of its affiliates in connection with hedging our obligations under the warrants. The underwriting arrangements for any offering in which CSSU participates will comply with the requirements of NASD Rule 2720 of FINRA regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. Among other things, Rule 2720 requires that a "qualified independent underwriter" must participate in the preparation of the relevant pricing supplement for any offering in which CSSU participates and must exercise the usual standards of "due diligence" with respect thereto. The qualified independent underwriter participating in any such offering will be named in the applicable pricing supplement. In accordance with Rule 2720, CSSU may not make sales in offerings of the warrants to any of its discretionary accounts without the prior written approval of the customer.

        No action has been or will be taken by us or the agent that would permit a public offering of the warrants or possession or distribution of this prospectus supplement and the accompanying prospectus or any pricing supplement in any jurisdiction other than the United States except in accordance with the distribution agreement.

        Concurrently with the offering of the warrants through the agent as described in this prospectus supplement, we may issue other securities from time to time as described in the accompanying prospectus.

        The agents and their affiliates have engaged and may in the future engage in commercial banking and investment banking and other transactions with us and our affiliates in the ordinary course of business.

INCORPORATION BY REFERENCE

        We file annual and current reports and other information with the SEC. For information on the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus, we refer you to "Where You Can Find More Information" on page 2 of the accompanying prospectus.

        We incorporate by reference in this prospectus supplement the combined Annual Report on Form 20-F of Credit Suisse Group AG and us for the year ended December 31, 2008 and any future documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus supplement until the offering of the securities is completed.